December 8, 2005


By facsimile to (214) 659-4401 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendment 4 to Registration Statement on Form
SB-2
	Filed November 29, 2005
	File No. 333-122209
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and
	Subsequent Exchange Act Reports
File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

SB-2/A 4

1. If applicable, comments on the SB-2/A4 are comments on the 10-
KSB
and subsequent Exchange Act reports and vice versa.

Management`s Discussion and Analysis or Plan of Operation, page 17

2. Disclosure on page 29 that China BAK Battery expects to receive certification by October 2005 is inconsistent with disclosure on page
34 and elsewhere that China BAK Battery expects to receive certification by December 2005. Please reconcile the disclosures.

Our Business, page 32

3. Disclosure on page 39 that China BAK Battery has 15 issued patents and 121 applications for patents in the People`s Republic of China or
PRC is inconsistent with disclosure on page 40 that China BAK Battery has two issued patents and 40 applications for patents in the PRC. Please reconcile the disclosures.

Description of Our Common Stock, page 46

4. Disclosure states that China BAK Battery`s articles of incorporation do not vary the vote necessary for the stockholders to act on various matters from the size of the vote required by Nevada law. Specify the size of the vote required by Nevada law.

Balance Sheet, page F-2

5. You have included an amount of $3,327,393 below total current assets on your balance sheet as of September 30, 2004 that is not labeled. It appears that this amount may have been included erroneously. Please advise and revise.

Statements of Operations, page F-3

6. Your response and revised disclosure to prior comment 11 disclose the impact that your manufacturing expansion and new equipment purchases had on your depreciation. This disclosure is included in your disclosure on the changes in depreciation and amortization that is presented on the face of your statements of operations below gross profit. Additionally, the disclosure in your MD&A on the types of costs included in your cost of goods sold under "Certain Accounting
Matters" does not reference depreciation as a cost that is included in your cost of goods sold. Based on this, it appears that you do not allocate a portion of your depreciation expense to cost of goods sold in calculating your gross profit. If our understanding is correct, amend your statements of operations to include in cost of goods sold the appropriate portion of your depreciation expense. In doing so, amend also your MD&A and other disclosures that refer to your gross profit to discuss your results of operations consistently with the information presented on the face of your statements of operations. If your cost of goods sold does include a portion of your depreciation expense, revise your disclosure in "Certain Accounting Matters" to state this. Refer to SAB Topic 11:B.


Note 19.  Restatement of Consolidated Financial Statements, page
F-30

7. We read your response to prior comment 15.  An Item 4.02 Form
8-K
should be filed within four business days of the triggering event. File an Item 4.02 Form 8-K referencing each restatement item for which you have concluded that a restatement is required. Refer to general instruction B(1) of Form 8-K.

8. We again remind you that when you file your restated Form 10-
QSB/As, you should appropriately address these items:

* Full compliance with APB 20, paragraphs 36 and 37.

* Fully update all affected portions of the document, including
MD&A.

* Updated Item 3 disclosures should include these items:

  A discussion of the restatement and the facts and circumstances surrounding it.

How the restatement impacted the original conclusions of your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.

	Changes to internal controls over financial reporting.

Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

 Refer to Items 307 and 308(c) of Regulation S-B.

* Updated certifications, which should reference Form 10-QSB/A, rather than Form 10-QSB.

Exhibits

9. The response to prior comment 17 represents that the agreement is no longer in effect and will not be included as an exhibit. Please remove exhibit 10.8 from the exhibit list. You may retain the exhibit number and indicate that the exhibit is intentionally omitted.

10. We note that you are requesting confidential treatment for exhibit 10.4. We assume that you have filed the application with the Secretary`s Office and await its receipt from that office. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement`s effectiveness, you must resolve any issue concerning the application and file publicly the portions of the exhibit for which you are not requesting confidential treatment.

11. Refer to prior comment 18. As requested previously, confirm that
Jilin Provincial Huaruan Technology Company, Ltd. is a party to the agreement filed as exhibit 10.30 rather than exhibit 10.33 as you represented in your October 11, 2005 response to comment 24 in our August 2, 2005 letter.

Other

12. We note that you intend to respond by amendments to prior comments 21-23. Allow us sufficient time to review the amendments before requesting acceleration of the registration statement`s effectiveness.

Closing

	File amendments to the SB-2, the 10-KSB, the June 30, 2005
10-
QSB, and the 8-K dated September 14, 2005 and filed September 15, 2005 in response to the comments. To expedite our review, China BAK
Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief


cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	Robin Bradford, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, TX 75201



Mr. Xiangqian Li
December 8, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE